



09059354

SECURITIE

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITEC SPECIALISTS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___111 W. JACKSON BLVD., 20TH FLOOR_____
                                 (No. and Street)

___CHICAGO_____ IL_____ 60604_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___CHRIS PERZ_____312-692-5075_____
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__RAVID & BERNSTEIN LLP_____
                            (Name – *if individual, state last, first, middle name*)

__230 W. MONROE STREET, SUITE 330_____ CHICAGO_____ IL_____ 60606_____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     X Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____FRED GOLDMAN_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____EQUITEC SPECIALISTS, LLC_____ , as

of _____DECEMBER 31_____ , ___2008___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____CHIEF FINANCIAL OFFICER_____
Title

_____
Notary Public

OFFICIAL SEAL
MARY NOVOTNY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 1-25-2010

This report ** contains (check all applicable boxes):
- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAVID &
BERNSTEIN LLP

Certified Public Accountants

◆ John V. Basso, CPA
◆ Mark T. Jason, CPA
◆ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS

The Members
Equitec Specialists, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Equitec Specialists, LLC (the Company) as of December 31, 2008, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 26, 2009

3

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◆ Fax 312/782 4711

EQUITEC SPECIALISTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$ 4,840
Due from clearing organization	2,514,437
Accrued income	238,629
Marketable securities	238,087,249
National Securities Clearing Corporation deposits	60,270
Exchange memberships and deposits	36,000
Other Receivables	53,433
Class C limited partnership interest, at cost	10,000
	$ 241,004,858

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:

Securities sold, not yet purchased, at market value	$ 209,460,838
Accrued expenses	1,241,433
Due to clearing organization	8,489,836
	219,192,107
Members' Capital	21,812,751
	$ 241,004,858

See Notes to Financial Statements.

EQUITEC SPECIALISTS, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2008

REVENUES:		
Trading income (loss), net	$ (8,763,814)	
Interest and dividend income:		
Dividend income	7,692,031	
Short stock interest	5,480,587	
Credit interest	5,858,570	
		$ 10,267,374
EXPENSES:		
Payroll	4,592,966	
Interest expense	9,008,181	
Dividend expense	2,491,257	
Brokerage and execution costs	2,011,090	
Office & technology expense	326,611	
Exchange fees/costs	811,205	
Miscellaneous expenses	12,900	
		19,254,210
NET LOSS		(8,986,836)
MEMBERS' CAPITAL, BEGINNING OF YEAR		29,499,587
CAPITAL CONTRIBUTIONS		6,600,000
CAPITAL WITHDRAWALS		(5,300,000)
MEMBERS' CAPITAL, END OF YEAR		$ 21,812,751

See Notes to Financial Statements.

EQUITEC SPECIALISTS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

OPERATIONS:

Net loss	$ (8,986,836)	
Adjustments to reconcile net loss to net cash used in operations:		
Decrease in accrued income	1,383,097	
Decrease in securities owned	33,539,736	
Decrease in balance due from clearing organization	42,428,804	
Increase in balance due to clearing organization	8,489,836	
Decrease in securities sold, not yet purchased	(73,827,219)	
Increase in receivables	(53,433)	
Decrease in accrued expenses	(4,284,075)	
Net cash used in operations		$ (1,310,090)
FINANCING ACTIVITIES:		
Capital contributions	6,600,000	
Capital withdrawals	(5,300,000)	
Net cash provided by financing activities		1,300,000
NET DECREASE IN CASH		(10,090)
CASH, BEGINNING OF YEAR		14,930
CASH, END OF YEAR		$ 4,840
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest		$ 9,008,181

See Notes to Financial Statements.

EQUITEC SPECIALISTS, LLC

NOTES TO FINANCIAL STATEMENTS

1.   Organization:

Equitec Specialists, LLC ("Company") is a wholly-owned subsidiary of Equitec Group, LLC. The Company, formerly known as LCS, LLC, was organized under the Limited Liability Company Act of Illinois on February 16, 2000. The Company engages in proprietary trading, market making activities and is a specialist in the trading of stock and single stock futures thereon, on organized exchanges in the United States. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange (CSX), the CBOE Stock Exchange (CBSX) , the National Securities Clearing Corporation (NSCC), the Depository Trust Company (DTC), the National Stock Exchange (NSX), and NYSE Arca. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing broker.

2.   Significant Accounting Policies:

The Company maintains its cash in accounts at banks and other financial institutions insured by government agencies up to specified limits. The accounts, at times, exceeded insured limits, but the Company has not experienced any losses on such accounts.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. See Note 4.

EQUITEC SPECIALISTS, LLC

NOTES TO FINANCIAL STATEMENTS

2.   Significant Accounting Policies – continued:

Exchange memberships are recorded at cost or, when an impairment in value has occurred which is considered to be other than temporary, at a value that reflects management's estimate of the impairment.

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the income (loss) of the Company. The Company is subject to Illinois Replacement Tax.

3.   Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. The Company uses derivative financial instruments as part of its market-making and trading activities and its overall risk management process. These financial instruments generally include exchange-traded option contracts, futures contracts, and options on futures contracts. The Company records its derivative activities at market value, and unrealized gains and losses are recognized currently in net trading revenue in the statement of operations.

The Company's market-making and trading activities expose the Company to market and credit risk. Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. All derivative financial instruments used for trading purposes by the Company are exchange-traded. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

4.   Fair Value of Financial Instruments:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. SFAS 157 is effective for the Company for interim and annual reporting for the year ended December 31, 2008.

Substantially all of the Company's assets and liabilities are considered financial instruments, and are either reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

At December 31, 2008, financial instruments, at fair value, categorized by their respective valuation levels were as follows:

EQUITEC SPECIALISTS, LLC

NOTES TO FINANCIAL STATEMENTS

4. Fair Value of Financial Instruments – continued:

	Level 1	Level 2	Level 3	Total
Equity securities owned, at fair value	$41,106,995	$150,509,764	$ -	$191,616,759
Equity options owned, at fair value	46,470,490	-	-	46,470,490
Equity securities sold, not yet purchased, at fair value	169,625,247	61,891	-	169,687,138
Equity options sold, not yet purchased, at fair value	39,773,700	-	-	39,773,700

Amounts payable to the clearing broker and securities sold, not yet purchased are collateralized by cash and securities owned and on deposit with the clearing broker.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. Further, as a market maker on CBSX, the Company is currently required to maintain minimum net capital of $1,000,000. At December 31, 2008, the Company had net capital of $4,947,510, which was $3,947,510 in excess of its required capital.

6. Principal Transaction Revenue:

During 2008 the Company's principal transaction net loss consisted entirely of equity activities (including equity shares, options and options on stock indexes) totaling $8,763,814.

7. Regulatory Action:

On January 6, 2006, the U.S. Securities and Exchange Commission notified the Company that it was investigating certain specialist trading on regional and options exchanges, and, pursuant to Section 17(a) of the Securities and Exchange Act of 1934, requested that the Company voluntarily provide certain documents. The investigation is ongoing at the present time and no formal regulatory action has been filed.

EQUITEC SPECIALISTS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Total members' capital, end of year		$ 21,812,751
Less:		
Non-allowable assets:		
Exchange memberships / deposits	$ (36,000)	
Limited partnership interest	(10,000)	
Miscellaneous receivables	(17,245)	
		(63,245)
Haircuts required		(16,801,996)
NET CAPITAL		4,947,510
Minimum capital requirement		1,000,000
EXCESS NET CAPITAL		$ 3,947,510
EXCESS NET CAPITAL AT 1000%		$ 4,823,367

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 1,241,433
Ratio: Aggregate indebtedness to Net Capital	25.09% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2008.

RAVID &
BERNSTEIN LLP

Certified Public Accountants

♦ John V. Basso, CPA
♦ Mark T. Jason, CPA
♦ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Members
Equitec Specialists, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Equitec Specialists, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate
A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, various exchanges, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 26, 2009

EQUITEC SPECIALISTS, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2008



EQUITEC SPECIALISTS, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2008

CONTENTS